GE HEALTHCARE HOLDING LLC

500 W. Monroe Street

Chicago, IL 60661

December 6, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tyler Howes and Tim Buchmiller

Re:	GE Healthcare Holding LLC

Form 10-12B

File No. 001-41528

Dear Messrs. Howes and Buchmiller:

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, GE Healthcare Holding LLC hereby respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 001-41528) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission to 3:00 p.m., New York City time, on December 8, 2022, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John C. Kennedy at (212) 373-3025, with written confirmation sent to the address listed on the cover of the Registration Statement to follow.

Sincerely,

GE HEALTHCARE HOLDING LLC

By:	/s/ Robert M. Giglietti
Name: Robert M. Giglietti
Title: President and Treasurer